Consolidated Financial Statements

Oncolytics Biotech® Inc.
December 31, 2018 and 2017

STATEMENT OF MANAGEMENT’S RESPONSIBILITY

Management is responsible for the preparation and presentation of the consolidated financial statements, Management’s Discussion and Analysis (“MD&A”) and all other information in the Annual Report.

In management’s opinion, the accompanying consolidated financial statements have been properly prepared within reasonable limits of materiality and in accordance with the appropriately selected International Financial Reporting Standards as issued by the International Accounting Standards Board consistently applied and summarized in the consolidated financial statements.

The consolidated financial statements include estimates that are necessary when transactions affecting the current accounting period cannot be finalized with certainty until after the balance sheet date. Based on careful judgments by management, such estimates have been properly reflected in the accompanying consolidated financial statements. The financial information presented elsewhere in the Annual Report has been reviewed to ensure consistency with that in the consolidated financial statements. The MD&A also includes information regarding the impact of current transactions and events, sources of liquidity and capital resources and risks and uncertainty. Actual results in the future may differ materially from our present assessment of this information because future events and circumstances may not occur as expected.

Systems of internal controls, including organizational and procedural controls and internal controls over financial reporting, assessed as reasonable and appropriate in the circumstances, are designed and maintained by management to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and to produce reliable records for preparation of financial statements.

Ernst & Young LLP, an independent firm of Charter Professional Accountants, has been engaged, as approved by a vote of the shareholders' at the Company's most recent Annual General Meeting, to audit and provide their independent audit opinions on the following:

–	the Company's consolidated financial statements as at and for the year ended December 31, 2018; and

–	the effectiveness of the Company's internal control over financial reporting as at December 31, 2018.

Ernst & Young have full and free access to our Board of Directors and its Committees to discuss audit, financial reporting and related matters.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board exercises this responsibility through the Audit Committee of the Board, which is comprised entirely of independent directors. This Committee meets with management and the external auditors to satisfy itself that management’s responsibilities are properly discharged and to review the consolidated financial statements and MD&A before they are presented to the Board of Directors for approval. The consolidated financial statements have been approved by the Board on the recommendation of the Audit Committee.

/s/ Matt Coffey	/s/ Kirk Look

Matt Coffey, PhD, MBA	Kirk Look, CA
Chief Executive Officer	Chief Financial Officer

The following report is provided by management in respect of the company’s internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the U.S. Securities Exchange Act of 1934):

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

1.	Management is responsible for establishing and maintaining adequate internal control over the company’s financial reporting.

2.
Management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework (2013) in Internal Control - Integrated Framework to evaluate the effectiveness of the company’s internal control over financial reporting.

3.
Management has assessed the effectiveness of the company’s internal control over financial reporting as at December 31, 2018, and has concluded that such internal control over financial reporting was effective as of that date. Additionally, based on this assessment, management determined that there were no material weaknesses in internal control over financial reporting as at December 31, 2018. Because of inherent limitations, systems of internal control over financial reporting may not prevent or detect misstatements and even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

4.
The effectiveness of the company’s internal control over financial reporting as at December 31, 2018 has been audited by Ernst & Young, independent auditor, as stated in their report which appears herein.

/s/ Matt Coffey	/s/ Kirk Look

Matt Coffey, PhD, MBA	Kirk Look, CA
Chief Executive Officer	Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Oncolytics Biotech Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Oncolytics Biotech Inc. (the “Company”) as of December 31, 2018 and 2017, the related consolidated statements of loss, comprehensive loss, shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated March 7, 2019 expressed an unqualified opinion thereon.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company's auditor since 1999.

March 7, 2019

Report on Internal Control over Financial Reporting

To the Board of Directors and Shareholders of Oncolytics Biotech Inc.:

Opinion on Internal Control over Financial Reporting

We have audited Oncolytics Biotech Inc.’s (the “Company”) internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework),” (the COSO criteria). In our opinion, Oncolytics Biotech Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018 based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements of Oncolytics Biotech Inc., which comprise the consolidated statements of financial position as at December 31, 2018 and 2017, the consolidated statements of loss, comprehensive loss, shareholders’ equity and cash flows for the years ended December 31, 2018 and 2017, and the related notes, and our report dated March 7, 2019 expressed an unqualified opinion thereon.

Basis for Opinion

Oncolytics Biotech Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on Oncolytics Biotech Inc.’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to Oncolytics Biotech Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.
Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

March 7, 2019

ONCOLYTICS BIOTECH INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at December 31,	Notes	2018 $	2017 $
Assets
Current assets
Cash and cash equivalents	5	13,699,881	11,836,119
Contract receivable	10	—	4,767,100
Other receivables		51,650	37,726
Prepaid expenses		700,986	1,176,063
Total current assets		14,452,517	17,817,008
Non-current assets
Property and equipment	6	412,736	333,441
Total non-current assets		412,736	333,441

Total assets		14,865,253	18,150,449
Liabilities And Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities		1,825,853	3,684,023
Contract liability	10	927,400	1,545,645
Other liabilities	11	61,322	—
Total current liabilities		2,814,575	5,229,668
Non-current liabilities
Contract liability	10	5,802,887	4,636,935
Other liabilities	11	52,428	—
Total non-current liabilities		5,855,315	4,636,935

Total liabilities		8,669,890	9,866,603
Commitments and contingencies	11, 12 and 17
Shareholders’ equity
Share capital Authorized: unlimited Issued: December 31, 2018 – 17,399,749 December 31, 2017 – 141,805,722 pre-consolidation December 31, 2017 – 14,926,840 post-consolidation	7	285,193,061	271,710,138
Warrants	7	3,617,570	3,617,900
Contributed surplus	8	28,260,613	27,028,238
Accumulated other comprehensive income		607,504	373,730
Accumulated deficit		(311,483,385)	(294,446,160)
Total shareholders’ equity		6,195,363	8,283,846
Total liabilities and equity		14,865,253	18,150,449
See accompanying notes

On behalf of the Board:
/s/ Angela Holtham	/s/ Wayne Pisano
Director	Director

ONCOLYTICS BIOTECH INC.
CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

For the years ending December 31,	Notes	2018 $	2017 $	2016 $

Expenses
Research and development	8, 19, 20	9,417,888	9,392,623	9,770,007
Operating	8, 19, 20	7,244,791	6,212,831	5,524,500
Loss before the following		(16,662,679)	(15,605,454)	(15,294,507)
Interest		173,496	130,101	163,902
Loss before income taxes		(16,489,183)	(15,475,353)	(15,130,605)
Income tax expense	13	(548,042)	(141,498)	(9,374)
Net loss		(17,037,225)	(15,616,851)	(15,139,979)
Other comprehensive income (loss) items that may be reclassified to net loss
Translation adjustment		233,774	(180,330)	(206,918)
Net comprehensive loss		(16,803,451)	(15,797,181)	(15,346,897)
Basic and diluted loss per common share	9	(1.06)	(1.12)	(1.20)
Weighted average number of shares (basic and diluted)		16,016,366	13,936,387	12,618,942
See accompanying notes

ONCOLYTICS BIOTECH INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Notes	Share Capital $	Warrants $	Contributed Surplus $	Accumulated Other Comprehensive Income $	Accumulated Deficit $	Total $
As at December 31, 2015		261,324,692	—	26,277,966	760,978	(263,689,330)	24,674,306

Net loss and other comprehensive income		—	—	—	(206,918)	(15,139,979)	(15,346,897)
Issued pursuant to incentive share award plan	8	41,000	—	(41,000)	—	—	—
Issued pursuant to "At the Market" Agreement	7	1,456,296	—	—	—	—	1,456,296
Share based compensation	8	—	—	406,078	—	—	406,078
Share issue costs	7	(500,163)	—	—	—	—	(500,163)
As at December 31, 2016		262,321,825	—	26,643,044	554,060	(278,829,309)	10,689,620

Net loss and other comprehensive loss		—	—	—	(180,330)	(15,616,851)	(15,797,181)
Issued pursuant to stock option plan	8	536,949	—	(193,509)	—	—	343,440
Issued pursuant to "At the Market" Agreement	7	2,348,821	—	—	—	—	2,348,821
Issued pursuant to public offering	7	7,893,600	3,617,900	—	—	—	11,511,500
Share based compensation	8	—	—	578,703	—	—	578,703
Share issue costs	7	(1,391,057)	—	—	—	—	(1,391,057)
As at December 31, 2017		271,710,138	3,617,900	27,028,238	373,730	(294,446,160)	8,283,846

Net loss and other comprehensive income		—	—	—	233,774	(17,037,225)	(16,803,451)
Issued pursuant to "At the Market" Agreement	7	620,010	—	—	—	—	620,010
Issued pursuant to public offering	7	11,606,882	—	—	—	—	11,606,882
Issued pursuant to Common Stock Purchase Agreement	7	3,314,097	—	—	—	—	3,314,097
Issued pursuant to stock option plan	8	197,245	—	(73,707)	—	—	123,538
Issued pursuant to incentive share award plan	8	109,751	—	(109,751)	—	—	—
Issued pursuant to warrant agreement	7	1,747	(330)	—	—	—	1,417
Share based compensation	8	—	—	1,415,833	—	—	1,415,833
Share issue costs	7	(2,366,809)	—	—	—	—	(2,366,809)
As at December 31, 2018		285,193,061	3,617,570	28,260,613	607,504	(311,483,385)	6,195,363
See accompanying notes

ONCOLYTICS BIOTECH INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ending December 31,	Notes	2018 $	2017 $	2016 $

Operating Activities
Net loss for the year		(17,037,225)	(15,616,851)	(15,139,979)
Depreciation - property and equipment		95,375	90,768	162,233
Share based compensation	8, 19, 20	1,415,833	578,703	406,078
Unrealized foreign exchange gain		(374,337)	(124,793)	(139,810)
Onerous lease contract	11	67,588	—	—
Amortization - lease incentive liability	11	8,189	—	—
Net change in non-cash working capital	16	3,904,339	180,855	2,233,865
Cash used in operating activities		(11,920,238)	(14,891,318)	(12,477,613)
Investing Activities
Acquisition of property and equipment	6	(107,466)	(105,765)	(23,527)
Redemption (purchase) of short-term investments		—	2,088,800	(27,823)
Cash (used in) provided by investing activities		(107,466)	1,983,035	(51,350)
Financing Activities
Proceeds from Common Stock Purchase Agreement	7	2,533,980	—	—
Proceeds from "At the Market" equity distribution agreement	7	451,675	2,103,166	956,133
Proceeds from public offering	7	10,188,526	10,366,098	—
Proceeds from exercise of stock options	8	123,538	343,440	—
Proceeds from exercise of warrants	7	1,417	—	—
Cash provided by financing activities		13,299,136	12,812,704	956,133
Increase (decrease) in cash		1,271,432	(95,579)	(11,572,830)
Cash and cash equivalents, beginning of year		11,836,119	12,034,282	24,016,275
Impact of foreign exchange on cash and cash equivalents		592,330	(102,584)	(409,163)
Cash and cash equivalents, end of year		13,699,881	11,836,119	12,034,282
See accompanying notes

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018

Note 1: Incorporation and Nature of Operations

Oncolytics Biotech Inc. was incorporated on April 2, 1998 under the Business Corporations Act (Alberta) as 779738 Alberta Ltd. On April 8, 1998, we changed our name to Oncolytics Biotech Inc.

Our consolidated financial statements for the year ended December 31, 2018, were authorized for issue in accordance with a resolution of the Board of Directors (the "Board") on March 7, 2019. We are a limited company incorporated and domiciled in Canada. Our shares are publicly traded on the Nasdaq Capital Markets and the Toronto Stock Exchange. Our registered office is located at 210, 1167 Kensington Crescent NW, Calgary, Alberta, Canada.

We are a development stage biopharmaceutical company that focuses on the discovery and development of pharmaceutical products for the treatment of cancers that have not been successfully treated with conventional therapeutics. Our lead product, pelareorep, is a potential immuno-oncology viral-agent that may be a novel treatment for certain types of cancer and may be an alternative to existing cytotoxic or cytostatic therapies. Our clinical development program for pelareorep emphasizes three programs: chemotherapy combinations to assist the escape of the virus from the vasculature and enhance its distribution in the tumor; immuno-therapy combinations to create an inflamed phenotype promoting synergies with immune checkpoint inhibitors; and immune modulator/targeted combinations to upregulate natural killer cells promoting synergies with targeted therapies.

Note 2: Basis of Financial Statement Presentation

Our consolidated financial statements include our financial statements and the financial statements of our subsidiaries Oncolytics Biotech (Barbados) Inc., Oncolytics Biotech (US) Inc., and Oncolytics Biotech (UK) Inc. and are presented in Canadian dollars, our functional currency.
The accounts are prepared on the historical cost basis, except for certain assets and liabilities which are measured at fair value as explained in the notes to these financial statements.
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").
Basis of consolidation
Our accounts include the accounts of Oncolytics Biotech Inc. and our subsidiaries. Subsidiaries are entities over which we have control which is achieved when we are exposed, or have the rights, to variable returns from our involvement with the investee and has the ability to affect those returns through our power to govern. Accounting policies of subsidiaries are consistent with our accounting policies and all intra-group transactions, balances, income and expenses are eliminated on consolidation.

A change in ownership interest of a subsidiary, without a change in control, is accounted for as an equity transaction.

Note 3: Summary of Significant Accounting Policies
The consolidated financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below.
Deferred income taxes
We follow the liability method of accounting for income taxes. Under the liability method, deferred income taxes are recognized for the difference between financial statement carrying values and the respective income tax basis of assets and liabilities (temporary differences). Deferred income tax assets and liabilities are measured using substantively enacted income tax rates and laws expected to apply in the years in which temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is charged or credited to income, except when it is related to items charged or credited to either other comprehensive income or directly to equity.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018

Financial instruments

Classification and measurement
Financial assets
Financial assets are initially measured at fair value. In the case of a financial asset not at fair value through profit or loss, the financial asset is initially measured at fair value plus or minus transaction costs.

Under IFRS 9 Financial Instruments ("IFRS 9"), financial assets are subsequently measured at amortised cost, fair value through profit or loss (FVPL), or fair value through other comprehensive income (FVOCI). The classification is based on two criteria: the Company’s business model for managing the assets; and whether the financial asset’s contractual cash flows represent ‘solely payments of principal and interest’ on the principal amount outstanding (the ‘SPPI criterion’).

Our financial assets include cash and cash equivalents and other receivables. The classification and measurement of these financial assets are at amortized cost, as these assets are held within our business model with the objective to hold the financial assets in order to collect contractual cash flows that meet the SPPI criterion.

Financial liabilities
Financial liabilities are initially measured at fair value and are subsequently measured at amortised cost. Our financial liabilities include trade accounts payable.

Impairment
Under IFRS 9, accounting for impairment losses for financial assets uses a forward-looking expected credit loss (ECL) approach.

IFRS 9 requires that we record a loss allowance for ECLs on all financial assets not held at FVPL. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive. The shortfall is then discounted at an approximation to the asset’s original effective interest rate.

We applied the simplified approach permitted by IFRS 9 and calculated ECLs based on lifetime expected credit losses. We have established a provision matrix that is based on historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

Fair Value Measurement
Fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. In determining the fair value measurement of our financial instruments we prioritize the related inputs used in measuring fair value into the following hierarchy:
Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2 - Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable;
Level 3 - Unobservable inputs in which little or no market activity exists, therefore requiring an entity to develop its own assumptions about the assumptions that market participants would use in pricing.
Foreign currency translation
The financial statements for each of our subsidiaries are prepared using their functional currency. Our presentation currency is the Canadian dollar which is also Oncolytics Biotech Inc.'s functional currency. Foreign currency transactions are translated into the functional currency using exchange rates prevailing at the dates of the transactions. Exchange differences resulting from the settlement of such transactions and from the translation at exchange rates ruling at the statement of financial position date of monetary assets and liabilities denominated in currencies other than the functional currency are recognized directly in the consolidated statement of loss and comprehensive loss.

Exceptions to this are where the monetary items form part of the net investment in a foreign operation and the foreign operation's functional currency is the local currency. These exchange differences are initially recognized in equity. The statement of financial position of foreign operations is translated into Canadian dollars using the exchange rate at the statement of financial position date

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018

and the income statements are translated into Canadian dollars using the average exchange rate for the period. Where this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, the exchange rate on the transaction date is used. Exchange differences on translation into Canadian dollars are recognized as a separate component of equity. On disposal of a foreign operation, any cumulative exchange differences held in equity are transferred to the consolidated statement of loss and comprehensive loss.
Investment tax credits
Investment tax credits ("ITCs") relating to qualifying scientific research and experimental development expenditures that are refundable are accounted for as a reduction in research and development expenditures. ITCs that are non-refundable, but are recoverable against future taxes payable, are accrued only when there is reasonable assurance that the credits will be realized.
ITCs are subject to technical and financial review by the Canadian tax authorities on a project-by-project basis. Therefore, amounts ultimately received may vary significantly from the amounts recorded. Any such differences are recorded as an adjustment to the recognized amount in the year the review by the Canadian tax authority is completed and the results are made known to us.
Loss per common share
Basic loss per common share is determined using the weighted average number of common shares outstanding during the period.
We use the treasury stock method to calculate diluted loss per common share. Under this method, diluted loss per common share is computed in a manner consistent with basic loss per common share except that the weighted average common shares outstanding are increased to include additional common shares from the assumed exercise of options and warrants, if dilutive. The number of additional common shares is calculated by assuming that any outstanding “in the money” options, restricted share units, performance share units and warrants were exercised at the later of the beginning of the period or the date of issue and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period.
Property and equipment
Property and equipment are recorded at cost. Depreciation is provided on bases and at rates designed to amortize the cost of the assets over their estimated useful lives. Depreciation is recorded using the declining balance method at the following annual rates:

Office equipment and furniture	20%
Medical equipment	20%
Computer equipment	30%
Leasehold improvements	Straight-line over the term of the lease
Research and development costs
Research costs are expensed as incurred, net of recoveries. We record accruals for the estimated costs of our research and development activities performed by third parties. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows to our vendors. Payments under the contracts depend on factors such as the achievement of certain events, successful enrollment of patients, and completion of certain clinical trial activities. We generally accrue costs associated with the treatment phase of clinical trials based on the total estimated cost of the treatment phase on a per patient basis and we expense the per patient cost ratably over the estimated patient treatment period based on patient enrollment in the trials. Advance payments for goods or services that will be used or rendered for future research and development activities are capitalized as prepaid expenses and recognized as expense as the related goods are delivered or the related services are performed. We base our estimates on the best information available at the time. However, additional information may become available to us which may allow us to make a more accurate estimate in future periods. In this event, we may be required to record adjustments to research and development expenses in future periods when the actual level of activity becomes more certain. Such increases or decreases in cost are generally considered to be changes in estimates and will be reflected in research and development expenses in the period identified.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018

Development costs that meet specific criteria related to technical, market and financial feasibility will be capitalized. To date, all development costs have been expensed.
Revenue recognition
Revenue relates to a long-term contract associated with a regional licensing agreement (the "Licensing Agreement") with Adlai Nortye Biopharma Co., Ltd. ("Adlai"). The pricing for the contract was based on the specific negotiations with Adlai and includes non-refundable upfront license fees, development and regulatory milestone payments, royalties and sales-based milestone payments. We account for a contract when it has approval and commitment from both parties, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable.
Under the Licensing Agreement, we have granted a regional license to our intellectual property. The granting of this license is accounted for as one performance obligation. We have determined that we provide Adlai with a right to access our intellectual property, and therefore recognize revenue related to the upfront license fee over time. Revenue is recognized based on the extent of progress towards completion of the performance obligation using the input method. Under the input method, the extent of progress towards completion is measured based on the ratio of costs incurred to date to the total estimated costs at completion of the performance obligation. We use this method because Adlai receives and consumes the benefit of our intellectual property as we undertake activities that impact the intellectual property. Management must use judgment in making assumptions and estimates regarding total estimated costs, the complexity of the work to be performed, and the length of time to complete the performance obligation, among other variables.
The contract also provides for development and regulatory milestone payments, royalties and sales-based milestone payments. These amounts are contingent on the occurrence of a future event and therefore give rise to variable consideration. We estimate variable consideration at the most likely amount to which we expect to be entitled. We include estimated amounts in the transaction price when it becomes highly probable that the amount will not be subject to significant reversal when the uncertainty associated with the variable consideration is resolved. Our estimates of variable consideration and determination of whether to include estimated amounts in the transaction price are based largely on an assessment of our anticipated performance and all information (historical, current and forecasted) that is reasonably available to us. Based on this information and related analysis, any quarterly adjustments to revenue are recognized as necessary in the period they become known.
The upfront license fee is not considered a significant financing component because it is used to meet working capital demands that can be higher in the early stages of a contract and to protect us from the other party failing to adequately complete some or all of its obligations under the contract.
Revenue from sales-based royalties and the achievement of annual sales volumes will be recognized when the subsequent sale occurs, as the license of the intellectual property is the predominant item to which the royalty relates. We consider payments associated with the achievement of annual sales volumes to be, in substance, royalty payments and we will recognize such sales-based payments upon achievement of such sales volumes, provided that collection is reasonably assured.
Contract receivable - Contract receivable includes amounts billed and currently due from customers. When appropriate, we provide for an allowance for doubtful accounts by reserving for specifically identified doubtful accounts. We perform a review of our customer’s credit risk and payment histories, including payments made subsequent to year-end.
Contract liability - Our contract liability includes upfront license fees and billings in excess of revenue recognized. Contract liabilities are recognized as revenue as or when we perform under the contract. We classify our contract liability as current or noncurrent based on the timing of when we expect to recognize revenue.
Share based payments
Stock option plan
We have one stock option plan (the “Option Plan”) available to officers, directors, employees and consultants with grants under the Option Plan approved from time to time by our Board of Directors (the “Board”). Under the Option Plan, the exercise price of each option is set at equal to or higher than the trading price of our stock on the date of grant in accordance with Toronto Stock Exchange guidelines. Vesting is provided for at the discretion of the Board and the expiration of options is to be no greater than 10 years from the date of grant. Exercised stock options are settled with common shares issued from treasury.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018

We use the fair value based method of accounting for stock option awards granted under the Option Plan. We recognize compensation expense and a corresponding adjustment to contributed surplus equal to the fair value of the stock options granted using the Black Scholes Option Pricing Model. The fair value of stock options with a graded vesting schedule is determined based on different expected lives for the options that vest each year, as it would be if the award were viewed as several separate awards, each with a different vesting date, and it is accounted for over the respective vesting period taking into consideration forfeiture estimates. Compensation expense is adjusted for subsequent changes in management’s estimate of the number of options that are expected to vest.

Share based payments to non-employees are measured at the date we obtain the goods or the date the counterparty renders the service.
Incentive share award plan
Our incentive share award plan (the "Share Plan") is available to directors, officers and employees. Under our Share Plan, performance share units and restricted share units may be approved from time to time by the Board. Performance share units ("PSUs") are an award to certain officers and employees to which common shares shall be issued based upon achieving the applicable performance criteria. Restricted share units ("RSUs") are an award to certain officers and employees and to non-employee directors to which common shares shall be issued in accordance with the Share Plan.

We recognize compensation expense and a corresponding adjustment to contributed surplus equal to the market value of our common shares at the date of grant based on the number of PSUs/RSUs expected to vest, recognized over the term of the vesting period. Compensation expense is adjusted for subsequent changes in management’s estimate of the number of PSUs/RSUs that are expected to vest. The effect of these changes is recognized in the period of the change.
Adoption of New Accounting Standards

IFRS 9 Financial Instruments
IFRS 9 replaces IAS 39 Financial Instruments: Recognition and Measurement for annual periods beginning on or after January 1, 2018. IFRS 9 includes guidance on the classification and measurement of financial assets and financial liabilities and impairment of financial assets.

We have applied IFRS 9 retrospectively, with the initial application date of January 1, 2018. Under IAS 39, our financial assets were classified as follows: cash and cash equivalents - held for trading and other receivables - loans and receivables. Under IFRS 9, our financial assets, consisting of cash and cash equivalents and other receivables, were classified at amortized cost. There were no changes to the measurement of our financial assets and liabilities or adjustments to comparative information as a result of the adoption of IFRS 9.
Accounting Standards and Interpretations Issued but Not Yet Effective

IFRS 16 Leases
In January 2016, the IASB issued IFRS 16 - Leases (“IFRS 16”), which replaces IAS 17 - Leases (“IAS 17”) and related interpretations. IFRS 16 provides a single lessee accounting model, requiring the recognition of assets and liabilities for all leases, unless the lease term is 12-months or less or the underlying asset has a low value. We are currently finalizing the accounting relative to this new standard and will adopt IFRS 16 on January 1, 2019 using the modified retrospective approach. In applying IFRS 16, we expect to elect most of the available practical expedients, including:

•	Exemption for short-term leases that have a remaining lease term of less than 12 months as at Jan 1, 2019;

•	Excluding initial direct costs for the measurement of the right-of-use asset at the date of initial application; and

•
Measuring the right-of-use assets at an amount equal to the lease liability, adjusted by the amount of lease incentive liability relating to that lease recognized in the statement of financial position immediately before the date of initial application.

We expect that the adoption of this standard will have a material impact on our consolidated statement of financial position related to the recognition of right-of-use assets and lease liabilities, but is not expected to have a material impact on the consolidated statements of loss and comprehensive loss or cash flows.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018

Note 4: Significant Judgments, Estimates and Assumptions
Judgments
The preparation of our consolidated financial statements requires us to make judgments, estimates and assumptions that affect the reported amount of expenses, assets, liabilities, and the disclosure of contingent liabilities, at the end of the reporting period. However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.
Estimates and assumptions
Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates and such differences could be significant. Significant estimates made by management affecting our consolidated financial statements include:

Revenue recognition
We entered into a Licensing Agreement which provides, among other payments, for upfront license fees in exchange for a regional license to our intellectual property. Management uses its judgment in applying the input method when determining the extent of progress towards completion of the performance obligation. Revenue recognition requires assumptions and estimates regarding total estimated costs, the complexity of the work to be performed, and the length of time to complete the performance obligation, among other variables.
Share based payments
Part of our share based payment expense is measured by reference to the fair value of our stock options at the date at which they are granted. Estimating fair value for granted stock options requires determining the most appropriate valuation model which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the option, volatility, dividend yield, and rate of forfeitures and making assumptions about them. The value of the share based payment expense for the year along with the assumptions and model used for estimating fair value for share based compensation transactions are disclosed in Note 8.

Income taxes
Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. Currently, we are accumulating tax loss carry forward balances in various tax jurisdictions creating a deferred tax asset. Deferred tax assets are recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies.

To date we have determined that none of our deferred tax assets should be recognized. Our deferred tax assets are mainly comprised of our net operating losses from prior years, prior year research and development expenses, and non-refundable investment tax credits. These tax pools relate to entities that have a history of losses, have varying expiry dates, and may not be used to offset taxable income within our other subsidiaries. As well, there are no taxable temporary differences or any tax planning opportunities available that could partly support the recognition of these losses as deferred tax assets.

Note 5: Cash Equivalents

Cash Equivalents
Cash equivalents consist of interest bearing deposits with our bank totaling $9,977,409 (December 31, 2017 – $9,204,919).  The current annual interest rate earned on these deposits is 2.71% (December 31, 2017 – 1.38%).

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018

Note 6: Property and Equipment

	Medical Equipment	Computer Equipment	Office Furniture	Office Equipment	Leasehold Improvements	Total
Cost
As at December 31, 2016	197,870	705,375	214,085	89,466	466,635	1,673,431
Additions, net of foreign exchange impact	—	24,778	11,811	—	67,665	104,254
Disposals	—	(48,168)	—	—	—	(48,168)
As at December 31, 2017	197,870	681,985	225,896	89,466	534,300	1,729,517
Additions, net of foreign exchange impact	—	88,202	21,542	15,763	49,163	174,670
Disposals	(137,492)	(424,246)	—	—	(85,096)	(646,834)
As at December 31, 2018	60,378	345,941	247,438	105,229	498,367	1,257,353

Amortization
As at December 31, 2016	144,969	554,174	137,624	64,167	452,542	1,353,476
Amortization for the year	9,365	43,558	9,710	4,620	23,515	90,768
Disposals	—	(48,168)	—	—	—	(48,168)
As at December 31, 2017	154,334	549,564	147,334	68,787	476,057	1,396,076
Amortization for the year	7,622	49,635	10,415	4,041	23,662	95,375
Disposals	(137,492)	(424,246)	—	—	(85,096)	(646,834)
As at December 31, 2018	24,464	174,953	157,749	72,828	414,623	844,617

Net book value
As at December 31, 2018	35,914	170,988	89,689	32,401	83,744	412,736
As at December 31, 2017	43,536	132,421	78,562	20,679	58,243	333,441

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018

Note 7: Share Capital
Authorized:
Unlimited number of no par value common shares

Share Consolidation:
On May 22, 2018, we completed the consolidation of our common shares on the basis of 9.5 pre-consolidation common shares for each one post-consolidation common share (the "Share Consolidation"). Fractional interests were rounded down to the nearest whole number of common shares. Outstanding stock options, restricted share units and performance share units were similarly adjusted by the consolidation ratio. Outstanding warrants were adjusted such that, following the Share Consolidation, 9.5 2017 warrants will entitle the holder to purchase one whole common share until June 1, 2022.

Issued:	Shares		Warrants
	Number	Amount $	Number	Amount $
Balance, December 31, 2015	118,151,622	261,324,692	—	—
Issued pursuant to incentive share award plan	100,000	41,000	—	—
Issued pursuant to "At the Market" equity distribution agreement(a)	3,006,600	1,456,296	—	—
Share issue costs	—	(500,163)	—	—
Balance, December 31, 2016	121,258,222	262,321,825	—	—
Issued pursuant to stock option plan	801,000	536,949	—	—
Issued pursuant to "At the Market" equity distribution agreement(a)	3,301,500	2,348,821	—	—
Issued pursuant to public offering(b)	16,445,000	7,893,600	16,445,000	3,617,900
Share issue costs	—	(1,391,057)	—	—
Balance, December 31, 2017	141,805,722	271,710,138	16,445,000	3,617,900
Issued pursuant to "At the Market" equity distribution agreement(a)	519,500	553,650	—	—
Share issue costs	—	(33,335)	—	—
Issued pursuant to stock option plan	71,000	38,269	—	—
Balance, May 22, 2018 - pre-consolidation	142,396,222	272,268,722	16,445,000	3,617,900
Balance, May 22, 2018 - post-consolidation	14,988,995	272,268,722	16,445,000	3,617,900
Issued pursuant to public offering(c)	1,532,278	11,606,882	—	—
Issued pursuant to warrant agreement(b)	157	1,747	(1,500)	(330)
Issued pursuant to stock option plan	34,329	158,976	—	—
Issued pursuant to incentive share award plan	28,297	109,751	—	—
Issued pursuant to Common Stock Purchase Agreement(d)	797,691	3,314,097	—	—
Issued pursuant to "At the Market" equity distribution agreement(e)	18,002	66,360	—	—
Share issue costs	—	(2,333,474)	—	—
Balance, December 31, 2018	17,399,749	285,193,061	16,443,500	3,617,570

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018

(a)
On February 25, 2016, we entered into an "at-the-market" ("ATM") equity distribution agreement with Canaccord Genuity Inc. acting as our sole agent with an aggregate offering value of up to $4.6 million which allows us to sell our common shares through the facilities of the Toronto Stock Exchange or other "marketplace” (as defined in National Instrument 21-101 Marketplace Operation) in Canada (our "Canadian ATM"). Subject to the terms of our Canadian ATM, we are able to determine, at our sole discretion, the timing and number of shares to be sold under this ATM facility. During 2018, we sold 519,500 pre-consolidation shares (approximately 54,684 post-consolidation shares) (2017 - 3,301,500 pre-consolidation shares (approximately 347,526 post-consolidation shares) common shares for gross proceeds of $553,650 (2017 - $2,348,821). We incurred share issue costs of $33,335 (2017 - $245,655).

(b)
On June 1, 2017, pursuant to an underwritten public offering, 16,445,000 units were sold at a purchase price of $0.70 per unit for gross proceeds of $11,511,500. Each unit included one pre-consolidation common share with an ascribed value of $0.48 (0.106 post-consolidation common share with an ascribed value of $4.56) and one pre-consolidation common share purchase warrant with an ascribed value of $0.22 (one post-consolidation common share purchase warrant with an ascribed value of $2.09). Each pre-consolidation common share purchase warrant entitled the the holder to purchase one pre-consolidation common share at an exercise price of $0.95. Following the Share Consolidation, 9.5 pre-consolidation common share purchase warrants entitles the holder to purchase one post-consolidation common share in the capital of the Company until June 1, 2022, at an exercise price of approximately $9.025. The post-consolidation common share purchase warrants will be subject to acceleration if the volume weighted average price of the Company's common shares equals or exceeds $23.75 for 15 consecutive trading dates. The ascribed value was determined using the relative fair value method. The ascribed value of the common share purchase warrants was determined using the Black Scholes option pricing model. We incurred share issue costs of $1,145,402.

(c)
On June 5, 2018, pursuant to an underwritten public offering, 1,532,278 common shares were sold at a purchase price of US$5.83 per share for gross proceeds of US$8,933,181. We incurred share issue costs of $1,418,356.

(d)
On September 27, 2018, we entered into a Common Stock Purchase Agreement (the "Agreement") with Lincoln Park Capital Fund, LLC ("LPC"). Subject to the terms and conditions of the Agreement and at our sole discretion, we may sell up to US$26,000,000 worth of common shares to LPC over the 30-month term. The purchase price of the common shares will be based on the prevailing market prices immediately preceding the notice of sale without any fixed discount. Subject to the terms of the Agreement, we control the timing and amount of any future investment and LPC is obligated to make such purchases, if and when we elect. The Agreement does not impose any upper price limit restrictions, negative covenants or restrictions on our future financing activities. We can terminate the Agreement at any time at our sole discretion without any monetary cost or penalty.

Upon signing of the Agreement, LPC purchased 248,762 common shares for gross proceeds of US$1,000,000. In consideration for entering into the Agreement, we issued an initial commitment fee of 110,754 common shares to LPC valued at fair value of US$455,000. An additional 110,754 common shares will be issued on a pro rata basis under the terms of the Agreement as an additional commitment fee. 4,260 additional commitment fee common shares valued at fair value of US$17,501 were issued upon signing of the Agreement. Subsequent to the signing of the Agreement, we issued 429,420 common shares for gross proceeds of US$1,055,207 and 4,495 commitment shares. The commitment shares have been valued at fair value of US$11,189 and have been recorded as additional share issue costs. The initial commitment fee and additional commitment fee common shares were recorded as share issue costs in addition to cash share issue costs of $208,726.

(e)
On October 24, 2018, we entered into an ATM equity offering sales agreement with Canaccord Genuity Inc. The ATM allows us, at our sole discretion, to issue common shares, at prevailing market price, with an aggregate offering value of up to US$30,000,000 over the next 19 months through the facilities of the NASDAQ in the United States. During 2018, we sold 18,002 common shares for gross proceeds of US$50,046. We incurred share issue costs of $135,000.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018

Warrants

The following table summarizes our outstanding warrants at December 31, 2018:

Exercise Price	Outstanding, Beginning of the Year	Exercised During the Year	Outstanding, End of the Year(1)	Weighted Average Remaining Contractual Life (years)
$9.025	16,445,000	(1,500)	16,443,500	3.42
(1)     Exercisable into 1,730,894 common shares.

Note 8: Share Based Payments

Share Consolidation:
On May 22, 2018, we completed the consolidation of our common shares on the basis of 9.5 pre-consolidation common shares for each one post-consolidation common share (the "Share Consolidation"). Fractional interests were rounded down to the nearest whole number of common shares. Outstanding stock options, restricted share units and performance share units were similarly adjusted by the consolidation ratio.
Stock Option Plan
We have issued stock options to acquire common stock through our stock option plan of which the following are outstanding at December 31:

	2018		2017		2016
	Stock Options	Weighted Average Exercise Price $	Stock Options	Weighted Average Exercise Price $	Stock Options	Weighted Average Exercise Price $
Outstanding, beginning of the year	647,156	13.20	912,995	17.42	901,114	20.58
Granted during the year	750,467	4.97	42,625	4.60	165,460	2.67
Forfeited during the year	(105,338)	11.67	(211,847)	32.80	(77,629)	6.18
Expired during the year	(1,122)	13.78	(12,302)	21.13	(75,950)	34.27
Exercised during the year	(41,802)	2.96	(84,315)	4.07	—	—
Outstanding, end of the year	1,249,361	8.73	647,156	13.20	912,995	17.42
Options exercisable, end of the year	777,245	11.04	573,984	14.36	689,883	22.03
The following table summarizes information about the stock options outstanding and exercisable at December 31, 2018:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price $	Number Exercisable	Weighted Average Exercise Price $
$2.47 - $3.99	711,827	5.95	3.21	442,231	3.25
$4.84 - $7.81	335,092	3.76	7.21	132,572	7.09
$13.77 - $19.00	92,308	4.63	16.94	92,308	16.94
$20.23 - $36.96	51,777	2.71	32.29	51,777	32.29
$38.09 - $63.84	58,357	2.93	50.85	58,357	50.85
	1,249,361	4.99	8.73	777,245	11.04

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018

Non-exercisable options vest annually over periods ranging from one to three years.
The estimated fair value of stock options issued during the year was determined using the Black Scholes Option Pricing Model using the following weighted average assumptions and fair value of options:

	2018	2017	2016
Risk-free interest rate	2.02%	1.18%	0.82%
Expected hold period to exercise	3.0 years	3.0 years	3.0 years
Volatility in the price of the Company's shares	81.15%	90.73%	94.84%
Rate of forfeiture	3.67%	3.67%	3.67%
Dividend yield	Nil	Nil	Nil
Weighted average fair value of options	$2.67	$2.65	$1.59

We use historical data to estimate the expected dividend yield and expected volatility of our stock in determining the fair value of the stock options. The risk-free interest rate is based on the Government of Canada benchmark bond yield rates in effect at the time of grant and the expected life of the options represents the estimated length of time the options are expected to remain outstanding.
Incentive Share Award Plan
Restricted Share Units
We have issued restricted share units ("RSUs") to non-employee directors through our incentive share award plan. Grants of RSUs to non-employee directors vest either on the third anniversary date from the grant date or when the director ceases to be a member of the board. We have also issued RSUs to certain officers and employees of the Company. Grants of RSUs to certain officers and employees of the Company vest over a three year period. The following RSUs are outstanding at December 31:

	2018	2017	2016
Outstanding, beginning of the year	190,407	139,237	38,823
Granted during the year	102,855	51,170	110,940
Forfeited during the year	(4,210)	—	(10,526)
Vested during the year	(28,297)	—	—
Outstanding, end of the year	260,755	190,407	139,237
(1)The weighted average fair value of the RSUs granted was $3.35 in 2018 (2017 - $5.96; 2016 - $2.92).
Performance Share Units
We have also issued performance share units ("PSUs") to certain officers and employees of the Company. Grants of PSUs require completion of certain performance criteria and cliff vest after 3 years or vest over a three year period, depending on the grant. PSU grants to certain officers will vest immediately upon a change of control of the Company. If certain officers cease employment with the Company, vesting occurs on a pro rata basis prior to the third anniversary of the grant but after the first anniversary. The following PSUs are outstanding at December 31:

	2018	2017	2016
Outstanding, beginning of the year	94,734	88,419	—
Granted during the year	—	6,315	157,892
Forfeited during the year	(31,578)	—	(69,473)
Outstanding, end of the year	63,156	94,734	88,419
(1)     The weighted average fair value of the PSUs granted was nil in 2018 (2017 - $3.33; 2016 - $3.38).

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018

We have reserved 1,739,975 common shares for issuance relating to our outstanding equity compensation plans. Compensation expense related to stock options, RSUs and PSUs for the year ended December 31, 2018 was $1,415,833 (2017 - $578,703; 2016 - $406,078).

Note 9: Loss Per Common Share

Loss per common share is calculated using net loss for the year and the weighted average number of common shares outstanding for the year ended December 31, 2018 of 16,016,366 (2017 - 13,936,387; 2016 - 12,618,942). The effect of any potential exercise of our stock options and warrants outstanding during the year has been excluded from the calculation of diluted loss per common share, as it would be anti-dilutive.

Note 10: Contract Liability and Receivable

Regional licensing agreement
We entered into a regional licensing agreement (the "Licensing Agreement") with Adlai Nortye Biopharma Co., Ltd. ("Adlai") in November 2017. Under the terms of the Licensing Agreement, Adlai will have exclusive development and commercialization rights to pelareorep in China, Hong Kong, Macau, Singapore, South Korea and Taiwan. We are entitled to receive upfront license fees, development and regulatory milestone payments, royalties and sales-based milestone payments.

Warrant purchase agreement
We also entered into a warrant purchase agreement with Adlai. Under the terms of the warrant purchase agreement, we were entitled to receive two milestone payments totaling US$8 million made up of two common share purchase warrants:

•
One common share purchase warrant of US$2 million whereby, upon exercise, Adlai may purchase our common shares priced at a 20% premium to the five-day weighted average closing price immediately preceding the exercise date. We have the right to call this warrant when the first patient is enrolled in the phase 3 metastatic breast cancer study or six months after execution of the Agreement, whichever is later. As at December 31, 2018, this common share purchase warrant expired unexercised.

•
One common share purchase warrant of US$6 million whereby, upon exercise, Adlai may purchase our common shares priced at a 20% premium to the five-day weighted average closing price immediately preceding the exercise date. We have the right to call this warrant upon the enrollment of the 50th patient in the phase 3 metastatic breast cancer study.

Contract liability
Our contract liability balance at December 31, which we expect to record in revenue over the next five years, is as follows:

	2018	2017
Balance, beginning of the year	6,182,580	—
Regional licensing agreement	547,707	6,182,580
Revenue recognized in the year	—	—
Balance, end of the year	6,730,287	6,182,580

Contract liability - current	927,400	1,545,645
Contract liability - non-current	5,802,887	4,636,935
	6,730,287	6,182,580

Contract receivable
Our contract receivable due from Adlai at December 31, 2018 is nil (December 31, 2017 - $4,767,100 (US$3,800,000)). On collection of the contract receivable, an income tax expense of $547,707 was recorded with a corresponding credit to the contract liability.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018

Note 11: Commitments

We are committed to payments totaling $8,199,509 for activities related to our clinical trial, manufacturing and collaboration programs which are expected to occur over the next year.

We are committed to rental payments (excluding our portion of operating costs and rental taxes) under the terms of our office leases. In 2018, we entered into a new multi-year lease agreement which provided for lease incentives of $77,911 to be recognized over the lease term. We also recorded an onerous lease provision related to the old lease of $67,588 as a result of this lease agreement. Annual payments under the terms of these leases are as follows:

Amount $
2019	423,718
2020	371,282
2021	166,575
961,575

Under a clinical trial agreement entered into with the Alberta Cancer Board (“ACB”), we have agreed to repay the amount funded under the agreement together with a royalty, to a combined maximum amount of $400,000 plus an overhead repayment of $100,000, upon sales of a specified product.  We agreed to repay the ACB in annual installments in an amount equal to the lesser of: (a) 5% of gross sales of a specified product; or (b) $100,000 per annum once sales of a specified product commence.

Note 12: Contingencies

Assumption Agreement
In 1999, we entered into an agreement that assumed certain obligations (the “Assumption Agreement”) in connection with a Share Purchase Agreement (the “Share Purchase Agreement”) between SYNSORB and our former shareholders to make milestone payments and royalty payments.

As of December 31, 2018, a milestone payment was still outstanding for $1.0 million, due within 90 days of the first receipt from an Appropriate Regulatory Authority, for marketing approval to sell pelareorep to the public or the approval of a new drug application for pelareorep.

This milestone payment, when payable, will be accounted for as research and development expense and will not be deductible for income tax purposes.

In addition to the milestone payment, payments may become due and payable in accordance with the Share Purchase Agreement upon realization of sales of pelareorep.  If we receive royalty payments or other payments as a result of entering into partnerships or other arrangements for the development of the reovirus technology, we are obligated to pay to the founding shareholders 10.75% (2017 - 10.75%) of the royalty payments and other payments received.  Alternatively, if we develop the reovirus treatment to the point where it may be marketed at a commercial level, the payments referred to in the foregoing sentence will be amended to a royalty payment of 2.15% (2017 - 2.15%) of Net Sales received for such products.

BRI “Work in Kind” Contribution
We entered into an engineering and process development agreement with the Biotechnology Research Institute of the National Research Council of Canada (“BRI”).  The terms of this agreement include a “work in kind” contribution from BRI.  In exchange for this “work in kind” contribution, we agreed to provide a royalty, contingent upon receiving Sales Revenue, at the lesser of 0.5% of Sales Revenue or $20,000 per year.  The total royalty under this Agreement is equal to two times the “work in kind” contribution.  As of December 31, 2018, we estimate that the accumulated work in kind totals approximately $301,000.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018

Note 13: Income Taxes

The provision for income taxes recorded in the consolidated financial statements differs from the amount which would be obtained by applying the statutory income tax rate to the loss before income taxes as follows:

	2018	2017	2016
Loss before income taxes	(16,489,183)	(15,475,353)	(15,130,605)
Statutory Canadian corporate tax rate	27.00%	27.00%	27.00%
Anticipated tax recovery	(4,452,079)	(4,178,345)	(4,085,263)
Foreign jurisdiction tax rate difference	3,312,963	2,899,190	2,184,796
Employee stock based compensation	382,275	156,250	109,641
Adjustment to opening tax pools	(238,222)	162,162	(39,569)
Other permanent differences	(35,912)	53,039	100,525
Change in deferred tax benefits deemed not probable to be recovered	1,579,017	1,051,725	1,739,557
Current income taxes	548,042	144,021	9,687
Adjustment in respect to prior periods	—	(2,523)	(313)
Net current tax expense	548,042	141,498	9,374

As at December 31, 2018, we have the following non-capital losses for income tax purposes in Canada:

Expiry	$
2026	9,809,000
2027	12,170,000
2029	4,009,000
2030	4,774,000
2031	4,343,000
2032	2,873,000
2033	2,457,000
2034	2,472,000
2035	3,125,000
2036	6,430,000
2037	4,812,000
2038	5,083,000
62,357,000

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018

As at December 31, 2018, we have the following non-refundable federal investment tax credits for income tax purposes in Canada:

Expiry	$
2020	189,000
2021	471,000
2022	465,000
2023	361,000
2024	228,000
2025	271,000
2026	520,000
2027	596,000
2028	622,000
2029	173,000
2030	91,000
2031	114,000
2032	381,000
2033	487,000
2034	270,000
2035	183,000
2036	41,000
2037	600
5,463,600

As well, we have unclaimed scientific research and experimental development expenditures available to reduce future years’ taxable income of approximately $27,400,000.  We have not recorded the potential benefits of these tax pools in these consolidated financial statements.

Deferred tax assets are recognized, to the extent that it is probable that taxable income will be available, against which the deductible temporary differences and the carry-forward of unused tax credits and unused tax losses can be utilized. The components of our unrecognized deferred tax asset are as follows:

	2018 $	2017 $	2016 $
Net operating losses carried forward	20,664,345	19,160,218	17,821,631
Scientific research and experimental development	7,406,169	7,406,099	7,394,707
Investment tax credits	3,988,606	3,988,325	3,990,664
Undepreciated capital costs in excess of book value of property and equipment and intellectual property	1,949,611	1,927,640	1,908,654
Share issue costs	696,346	493,343	432,659
Net capital losses carried forward	7,598	7,598	7,598
Unrecognized deferred tax asset	34,712,675	32,983,223	31,555,913

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018

Note 14: Capital Disclosures

Our objective when managing capital is to maintain a strong statement of financial position. We achieve our objective by obtaining adequate cash resources to support planned activities which include the clinical trial program, product manufacturing, administrative costs and intellectual property expansion and protection. We include shareholders’ equity and cash and cash equivalents in the definition of capital.

	2018 $	2017 $
Cash and cash equivalents	13,699,881	11,836,119
Shareholders’ equity	6,195,363	8,283,846

We do not have any debt other than trade accounts payable and we have potential contingent obligations relating to the completion of our research and development of pelareorep.

In managing our capital, we estimate our future cash requirements by preparing a budget and a multi-year plan annually for review and approval by our Board. The budget establishes the approved activities for the upcoming year and estimates the costs associated with these activities. The multi-year plan estimates future activity along with the potential cash requirements and is based on our assessment of our current clinical trial progress along with the expected results from the coming year’s activity. Budget to actual variances are prepared and reviewed by management and are presented quarterly to the Board.

Historically, funding for our plan is primarily managed through the issuance of additional common shares and common share purchase warrants that upon exercise are converted to common shares. Management regularly monitors the capital markets attempting to balance the timing of issuing additional equity with our progress through our clinical trial program, general market conditions, and the availability of capital. There are no assurances that funds will be made available to us when required.

On May 4, 2018, we renewed our short form base shelf prospectus (the "Base Shelf") that qualifies for distribution of up to $150,000,000 of common shares, subscription receipts, warrants, or units (the "Securities") in either Canada, the US or both. Under a Base Shelf, we may sell Securities to or through underwriters, dealers, placement agents or other intermediaries and also may sell Securities directly to purchasers or through agents, subject to obtaining any applicable exemption from registration requirements. The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be subject to change, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying Prospectus Supplement.

Renewing our Base Shelf provides us with additional flexibility when managing our cash resources as, under certain circumstances, it shortens the time period required to close a financing and is expected to increase the number of potential investors that may be prepared to invest in our company. Funds received as a result of using our Base Shelf would be used in line with our Board approved budget and multi-year plan. Our renewed Base Shelf will be effective until May 25, 2020.

Our Base Shelf allowed us to enter into our Common Stock Purchase Agreement in September 2018 and our ATM equity offering sales agreement in October 2018 (see Note 7). We will use these equity arrangements to assist us in achieving our capital objective. Each arrangement provides us with the opportunity to raise capital at our sole discretion providing us with the ability to better manage our cash resources.

We are not subject to externally imposed capital requirements and there have been no changes in how we define or manage our capital in 2018.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018

Note 15: Financial Instruments

Our financial instruments consist of cash and cash equivalents, other receivables and accounts payable. As at December 31, 2018, there are no significant differences between the carrying values of these amounts and their estimated market values.

Credit risk
Credit risk is the risk of financial loss if a counterparty to a financial instrument fails to meet its contractual obligations. We are exposed to credit risk on our cash and cash equivalents in the event of non-performance by counterparties, but we do not anticipate such non-performance. Our maximum exposure to credit risk at the end of the period is the carrying value of our cash and cash equivalents.

We mitigate our exposure to credit risk by maintaining our primary operating and investment bank accounts with Schedule I banks in Canada. For our foreign domiciled bank accounts, we use referrals or recommendations from our Canadian banks to open foreign bank accounts and these accounts are used solely for the purpose of settling accounts payable or payroll.

Interest rate risk
Interest rate risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in market interest rates. We are exposed to interest rate risk through our cash and cash equivalents. We mitigate this risk through our investment policy that only allows investment of excess cash resources in investment grade vehicles while matching maturities with our operational requirements.

Fluctuations in market rates of interest do not have a significant impact on our results of operations due to the short term to maturity of the investments held.

Currency risk
Currency risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. In the normal course of our operations, we are exposed to currency risk from the purchase of goods and services primarily in the U.S., the U.K. and the European Union. In addition, we are exposed to currency risk to the extent cash is held in foreign currencies from either the purchase of foreign currencies or when we receive foreign currency proceeds from operating and financing activities. As well, we are exposed to currency risk related to our regional licensing agreement. The impact of a $0.01 increase in the value of the U.S. dollar against the Canadian dollar would have decreased our net loss in 2018 by approximately $19,006.  The impact of a $0.10 increase in the value of the British pound against the Canadian dollar would have increased our net loss in 2018 by approximately $31,029. The impact of a $0.10 increase in the value of the Euro against the Canadian dollar would have increased our net loss in 2018 by approximately $9,209.

We mitigate our foreign exchange risk by maintaining sufficient foreign currencies, through the purchase of foreign currencies or receiving foreign currencies from financing activities, to settle our foreign accounts payable.

Balances in foreign currencies at December 31, 2018 are as follows:

	US dollars $	British pounds £	Euro €
Cash and cash equivalents	8,889,796	26,936	31,499
Accounts payable	(304,801)	(32,735)	(661)
	8,584,995	(5,799)	30,838

Liquidity risk
Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with financial liabilities. We manage liquidity risk through the management of our capital structure as outlined in Note 14. Accounts payable are all due within the current operating period.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018

Note 16: Additional Cash Flow Disclosures

Net Change In Non-Cash Working Capital

	2018 $	2017 $	2016 $
Change in:
Contract receivable	4,767,100	(4,767,100)	—
Other receivables	(13,924)	16,680	285,653
Prepaid expenses	475,077	(915,222)	245,828
Accounts payable and accrued liabilities	(1,858,170)	(384,641)	1,359,172
Contract liability	547,707	6,182,580	—
Other liabilities	(27,982)	—	—
Non-cash impact of foreign exchange	14,531	48,558	343,212
Change in non-cash working capital related to operating activities	3,904,339	180,855	2,233,865

Other Cash Flow Disclosures

	2018 $	2017 $	2016 $
Cash interest received	173,496	130,101	163,902
Cash taxes paid	15,728	136,163	4,468

Note 17: Indemnification of Officers and Directors

Our corporate by-laws require that, except to the extent expressly prohibited by law, we will indemnify our officers and directors against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment reasonably incurred in respect of any civil, criminal or administrative action or proceeding as it relates to their services to the Company. The by-laws provide no limit to the amount of the indemnification. We have purchased directors’ and officers’ insurance coverage to cover claims made against the directors and officers during the applicable policy periods. The amounts and types of coverage have varied from period to period as dictated by market conditions. We believe that we have adequate insurance coverage; however, there is no guarantee that all indemnification payments will be covered under our existing insurance policies.

There is no pending litigation or proceeding involving any of our officers or directors as to which indemnification is being sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

Note 18: Economic Dependence

We are economically dependent on our toll manufacturers. We primarily use one toll manufacturer in the US to produce the clinical grade pelareorep required for our clinical trial program. Any significant disruption of the services provided by our primary toll manufacturer has the potential to delay the progress of our clinical trial program. We have used another toll manufacturer in the U.K. that has also produced clinical grade pelareorep at a smaller scale. We have attempted to mitigate this risk by producing sufficient pelareorep in advance of patient enrollment in a particular clinical trial.

ONCOLYTICS BIOTECH INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2018

Note 19: Other Expenses and Adjustments

We present our expenses based on the function of each expense and therefore include realized foreign exchange gains and losses, unrealized non-cash foreign exchange gains and losses and non-cash stock based compensation associated with research and development activity as a component of research and development expenses and amortization of property and equipment and stock based compensation associated with operating activities as a component of operating expenses.

	2018 $	2017 $	2016 $
Included in research and development expenses:
Realized foreign exchange (gain) loss	(1,995)	(120,794)	104,851
Unrealized non-cash foreign exchange (gain) loss	(608,111)	55,538	67,109
Non-cash share based compensation	735,292	230,141	233,919

Included in operating expenses
Depreciation - property and equipment	95,375	90,768	162,233
Non-cash share based compensation	680,541	348,562	172,159
Office minimum lease payments	331,769	231,509	148,600
Onerous lease contract	67,588	—	—
Amortization - lease incentive liability	8,189	—	—

Note 20: Related Party Transactions

Compensation of Key Management Personnel
Key management personnel are those persons having authority and responsibility for planning, directing and controlling our activities as a whole. We have determined that key management personnel consists of the members of the Board of Directors along with certain officers of the Company.

	2018 $	2017 $	2016 $
Short-term employee compensation and benefits	2,680,621	2,596,082	2,753,553
Termination benefits	—	779,666	1,330,828
Share-based payments	1,067,195	459,298	372,008
	3,747,816	3,835,046	4,456,389

Assumption Agreement
In November 2017, with the signing of the Licensing Agreement with upfront license fees (see Note 10), the Company triggered a liability of US$178,125 to an officer as detailed in the Assumption Agreement (see Note 12). As at December 31, 2018, the liability was nil (December 31, 2017 - US$178,125 was included in accounts payable and accrued liabilities).